Exhibit 4.4

(Unofficial English Translation)

SpringSoft’s First Round of 2010 Employee Stock Option Plan effective as of April 15, 2010

(As Amended and Restated Effective October 2, 2012)

Article 1: Purpose

In order to promote the interests of SpringSoft Inc. (the name of which shall be changed to Synopsys Taiwan Co, Ltd. upon the consummation of the Merger, as such term is defined in the Agreement and Plan of Merger, dated as of August 3, 2012, by and between Synopsys Taiwan Limited and SpringSoft Inc.) (the “Company”) and its shareholders by attracting and retaining the talents/professionals of the Company, encouraging the employees and enhancing the loyalty of employees, the Company is desirous of establishing this 2010 First Round Employee Stock Option Plans in accordance with applicable laws and regulations (“Plan”).

Article 2: Term

The Company may grant the employee stock options (“Options”) in one or more tranches within one year after receipt of the letter from the competent authority approving the Plan. The actual dates of grant will be determined by the chairman of the board of directors.

Article 3: Option Holder

1.	Each Option Holder (“Holder”) shall be a regular full-time employee of the Company, or a subsidiary of the Company. A subsidiary of the Company should meet the requirements set forth in the ruling Kin-Kuan-Chen-I No. 0960073134 dated December 26, 2007.

2.	Whether an employee is entitled to receive Options, and the number of Options to be received should be subject to the review of the chairman of the board of directors and the approval of the board of directors based on years of employment, job grade, performance, contribution, special achievement and other material factors.

3.	No employee will be granted with the Options exceeding 10% of the maximum number of the Options to be granted under the Plan, and an employee will not be granted with the Options in a fiscal year exceeding 1% of the total issued shares of the Company at the end of the fiscal year.

4.	In the event that a Holder breaches the employment contract, the work rules or the policies of the Company, the Company may revoke all or part of unexercised Options of such employee depending on the severity of the violation.

Article 4: Maximum Number of Options to be Granted

The maximum number of Options initially authorized to be granted with respect to the Plan was three million units. Each unit may be converted into one common share, subject to adjustment to reflect the Merger. The number of common shares to be issued by the Company for the exercise of the Options is three million, subject to adjustment to reflect the Merger.

(Unofficial English Translation)

Article 5: Terms and Conditions

1.	Exercise Price: The exercise price of the Options is the closing price of the common shares of the Company as of the issuance date of the Options. If the closing price is lower than the par value of the common shares, the exercise price will be the par value.

2.	Vesting Schedule:

(i)	The term of each of the Options is six years and the Options may not be assigned, pledged, given as a gift, or disposed of in any other manner. The Holders are deemed to have waived their rights if they do not exercise the Options within the given period and shall not be entitled to claim any right to exercise the Options at a later stage.

(ii)	The Holders may exercise 50% of the vested Options two years after the grant date.

(iii)	At the expiration of two years of the grant date, the Holders are entitled to exercise 2.08333% of the vested Options per month thereafter.

3.	Type of Converted Shares: shares of common stock of Synopsys, Inc.

4.	In the event that a Holder’s employment with the Company is terminated for any reason or an inheritance event occurs, the Holders should exercise their vested Options in accordance with the following provisions:

(i)	Voluntary Termination

a.	For the exercisable Options, the Holders may exercise such Options within 90 days after the termination date; provided, however, that the exercise date may be extended if the 90-day period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within 90 days from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the termination date.

(ii)	Retirement or Involuntary Termination

a.	For the exercisable Options, the Holders may exercise such Options within 90 days after the retirement/termination date; provided, however, that the exercise date may be extended if the 90-day period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within 90 days from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the retirement/termination date.

(iii)	Death or Disability Caused by Work Injury

a.	For the exercisable Options, the Holders may exercise such Options within one year after the death or termination date; provided, however, that the exercise date may be extended if the one-year period falls in the unexercised period set forth in this Plan. The Holders are deemed to have waived their rights if they fail to exercise the Options within one year from the termination date.

b.	For the unexercisable Options, the Holders are deemed to waive any and all rights to such options upon the death or termination date.

(iv)	Temporarily on Leave Without Pay

a.	If a Holder is approved by the Company to be temporarily on leave without pay, he/she may exercise his/her rights for the exercisable Options in accordance with this Plan.

(Unofficial English Translation)

b.	For the unexercisable Options, the Holders may not exercise their rights during the period of the temporary leave without pay and should resume after their reinstatements; provided, however, that the Holders will be deemed to have waived their rights if their reinstatements are beyond the term of the Options.

(v)	In case of employees who are terminated for other reasons, the Company authorizes the chairman of the board of directors to determine whether an Option is exercisable and the exercisable period of an Option on a case-by-case basis.

5.	If the Holders are unwilling to exercise the Options, they may execute a consent letter to waive their rights to the Options.

6.	For the Options waived by the Holders, the Company will cancel such Options.

Article 6: Method of Performance

The Company will cause shares to be issued to the Holders upon exercise of the Options. The shares issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock (as defined in the Synopsys, Inc. 2006 Employee Equity Incentive Plan (the “2006 Plan”)), including shares repurchased by Synopsys, Inc. on the open market.

Article 7: Adjustments of the Exercise Price

All Options shall be subject to Section 9 of the 2006 Plan in the event of a Capitalization Adjustment, dissolution or liquidation, Corporate Transaction or Change in Control, as each such term is defined in the 2006 Plan.

Article 8: Execution of Contract and Confidentiality

1.	After the confirmation of (i) maximum number of the options to be granted, (ii) the exercise price of the Options, (iii) the principle of distribution of the Options, and (iv) the list of the Holders, the Company will notify the Holders to sign a consent letter to confirm receipt of the Options (the “Consent Letter”).

2.	Upon execution of the Consent Letter, the Holders will be granted with the Options. If the Holders fail to sign the Consent Letter, they will be deemed to waive their rights for the Options.

3.	Upon the execution of the Consent Letter, the Holders have to sign the confidentiality agreement with the Company and are prohibited from disclosing the Plan and their benefits to others.

4.	Any person who obtains the Options and the derivative interest of the Options should comply with the Plan and the Consent Letter. If there is any violation, he/she will be subject to the penalties set forth in the employee confidentiality agreement.

(Unofficial English Translation)

Article 9: Procedures for Exercising Options

1.	Except during a period in which the exercise of the Options is not permitted by contractual arrangement or relevant laws and regulations, the Holders may exercise their Options in accordance with Section 6(d) of the 2006 Plan.

2.	A period in which the exercise of the Options is not permitted by contractual arrangement in the first paragraph means any period in which the transfer of ownership is suspended pursuant to applicable law or Company policy.

Article 10: Restrictions after the Exercise of Options

The Common Stock issued by Synopsys, Inc. after the exercise of the Options will be in non-physical format and all right and obligations of such new shares are identical to those of the common shares of Synopsys, Inc.

Article 11: Enforcement Rules

Each of the Holders will be notified by the Company or Synopsys, Inc., as the case may be, on the following matters: (i) the number of the Options; (ii) the manner to exercise the Options; (iii) payment method for exercising the Options, (iv) the conversion of the Options to common shares, and (v) the required processing time.

Article 12: Miscellaneous

1.	The Plan, as amended and restated as set forth herein, is passed by the approval of the majority of the attending directors who represent 2/3 or more of directors and shall take effect upon the consummation of the Merger.

2.	Any other matters not set forth in the Plan shall be dealt with in accordance with the applicable laws and regulations.

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